UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Smurfit-Stone Container Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    832727101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   David Zemel
                         c/o Venor Capital Management LP
                                 7 Times Square
                            New York, New York 10036

                                 with a copy to:

                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 22, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 13 Pages)

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 2 of 13 Pages
-----------------------------                       ----------------------------

     1        NAME OF REPORTING PERSON

              Venor Capital Master Fund Ltd.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,950,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,950,000
------------------------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,950,000
-------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X| (1)
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.5% (see Item 4)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
-------------------------------------------------------------------------------
(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 3 of 13 Pages
-----------------------------                       ----------------------------

     1        NAME OF REPORTING PERSON

              Venor Capital Management LP

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,950,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,950,000
------------------------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,950,000
-------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X| (2)
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              1.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN, IA
-------------------------------------------------------------------------------
(2) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 4 of 13 Pages
-----------------------------                       ----------------------------

     1        NAME OF REPORTING PERSON

              Venor Capital Management GP LLC

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,950,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,950,000
------------------------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,950,000
-------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X| (3)
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              1.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
-------------------------------------------------------------------------------
(3) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 5 of 13 Pages
-----------------------------                       ----------------------------

     1        NAME OF REPORTING PERSON

              Jeffrey Bersh

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,950,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,950,000
------------------------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,950,000
-------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|(4)
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              1.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
-------------------------------------------------------------------------------
(4) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 6 of 13 Pages
-----------------------------                       ----------------------------

     1        NAME OF REPORTING PERSON

              Michael Wartell

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,950,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,950,000
------------------------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,950,000
-------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|(5)
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              1.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
-------------------------------------------------------------------------------
(5) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 7 of 13 Pages
-----------------------------                       ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 222 North LaSalle Street, Chicago, Illinois, 60601.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

         (i) Venor Capital Master Fund Ltd. ("Venor Capital Master Fund"), a Cayman Islands company, with respect to Common Stock held by it;

         (ii) Venor Capital Management LP ("Venor Capital Management"), a Delaware limited partnership, as investment advisor to Venor Capital Master Fund, with respect to the shares of Common Stock reported in this Schedule 13D directly held by Venor Capital Master Fund.

         (iii) Venor Capital Management GP LLC ("Venor Capital Management GP") a Delaware limited liability company, as general partner to Venor Capital Management with respect to the shares of Common Stock reported in this Schedule 13D held by Venor Capital Master Fund.

         (iv) Jeffrey Bersh, as a managing member of Venor Capital Management GP, with respect to the shares of Common Stock reported in this Schedule 13D held by Venor Capital Master Fund.

         (v) Michael Wartell, as a managing member of Venor Capital Management GP, with respect to the shares of Common Stock reported in this Schedule 13D held by Venor Capital Master Fund.

         (b) The address of the principal business office of each of the Reporting Persons other than Venor Capital Master Fund is 7 Times Square, New York, NY 10036. The address of the principal business office of Venor Capital Master Fund is c/o International Fund Services (Ireland) Limited, Bishop's Square, 3rd Floor, Redmond's Hill, Dublin 2, Ireland.

         (c) The principal business of Venor Capital Master Fund is that of a private investment company. The principal business of Venor Capital Management is to act as the investment advisor to Venor Capital Master Fund and certain other investment funds. The principal business of Venor Capital Management GP is to act as the general partner of Venor Capital Management. The principal business of each of Jeffery Bersh and Michael Wartell is serving as a managing member of Venor Capital Management GP.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of Venor Capital Master Fund, Venor Capital Management and Venor Capital Management GP is set forth above. Jeffrey Bersh and Michael Wartell are United States citizens.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 8 of 13 Pages
-----------------------------                       ----------------------------

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock purchased by Venor Capital Master Fund was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $1,098,683.86.

Item 4.       Purpose of Transaction

         The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, represented an attractive investment opportunity.

         On January 26, 2009 the Issuer and certain of its subsidiaries filed a voluntary petition (the "Proceeding") for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") before the Honorable Brendan Linehan Shannon. The United States Trustee in the Proceeding has denied a request by a holder of the Common Stock and the Issuer's preferred stock to form an official equity committee to represent the interests of equity holders in the Proceeding on matters before the U.S. Court. On August 20, 2009, this holder filed a motion for the appointment of an equity committee, joined in by other holders of the Issuer's Common Stock. The U.S. Court held an initial hearing on the motion on September 21, 2009 and then conducted an evidentiary hearing on the matter on December 4, 2009. On December 10, 2009, the U.S. Court issued a Memorandum Opinion denying the motion.

         On December 1, 2009 the Issuer announced that it and each of its subsidiaries and affiliates acting as debtors in possession under Chapter 11 of the United States Bankruptcy Code, filed a Joint Plan of Reorganization and Plan of Compromise and Arrangement (the "Plan") and Disclosure Statement (the "Disclosure Statement") with the U.S. Court. The Plan provides, among other things, that (i) all holders of Common Stock will receive no payment in the Proceedings, (ii) all existing shares of Common Stock will be cancelled and
(iii) all of the new shares of Common Stock issued following confirmation of the Plan will be issued to certain of the Issuer's creditors, subject to dilution for shares held for management and employees.

         On January 22, 2010 the Reporting Persons engaged legal counsel to submit an objection to the adequacy of the Issuer's proposed Disclosure Statement to the U.S. Court. Certain other holders of the Issuer's Common Stock joined in this engagement solely for the purpose of sharing the expenses of advisors and to facilitate the objections in the Proceeding (the other holders currently party to such joint representation, the "Other Holders").

         It is expected that additional advisors will be retained to undertake certain information and diligence projects, to assist the Reporting Persons and the Other Holders in prosecuting their rights in the U.S. Court and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which may include, among other things, determination of potential strategic alternatives to the pending Plan. The Reporting Persons have previously approached unaffiliated professionals and advisors to discuss potential strategic alternatives including alternatives to the Plan. As of this date, the Reporting Persons have no definitive plans or proposals with regard to an alternative to the Plan, and the Reporting Persons intend to continue to pursue their objections to the Issuer's proposed Plan in the U.S. Court.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 9 of 13 Pages
-----------------------------                       ----------------------------

         As a result of the actions undertaken on behalf of the Reporting Persons and the Other Holders as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the Other Holders. Based on information and belief, the current Other Holders are entities managed by Fir Tree, Inc. and P. Schoenfeld Asset Management LP. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person.

         If the Reporting Persons were found to be members of a group with the Other Holders, then based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group would be 22,945,000 or approximately 8.9% of the Issuer's Common Stock.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations.

         In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's management, directors, operations or business, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives to the Issuer's proposed Plan, including, without limitation, through potential discussions with management, directors, the creditors' committee of the Issuer, the Other Holders, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through
(j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors'

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 10 of 13 Pages
-----------------------------                       ----------------------------

committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) VENOR CAPITAL MASTER FUND

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Venor Capital Master Fund is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 256,658,958 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed by the Issuer on November 9, 2009.

     (c) Venor Capital Master Fund entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

(b) VENOR CAPITAL MANAGEMENT

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Venor Capital Management is incorporated herein by reference.

     (c) Venor Capital Master Fund is the only Reporting Person to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

(c) VENOR CAPITAL MANAGEMENT GP

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Venor Capital Management GP is incorporated herein by reference.

     (c) Venor Capital Master Fund is the only Reporting Person to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 11 of 13 Pages
-----------------------------                       ----------------------------

(d) JEFFREY BERSH

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Jeffrey Bersh is incorporated herein by reference.

     (c) Venor Capital Master Fund is the only Reporting Person to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

(e) MICHAEL WARTELL

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Michael Wartell is incorporated herein by reference.

     (c) Venor Capital Master Fund is the only Reporting Person to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e) Not applicable.

     As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Other Holders. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. Based on information and belief, the current Other Holders are entities managed by Fir Tree, Inc. and P. Schoenfeld Asset Management LP and the aggregate number of shares of Common Stock of the Issuer beneficially owned by all of such persons, including the Reporting Persons, would be 22,945,000 shares, or 8.9% of the shares outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 12 of 13 Pages
-----------------------------                       ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 1 2010

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Master Fund Ltd.
                                    By: Jeffery Bersh as Director

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Management LP
                                    By Venor Capital Management GP LLC as
                                       general partner
                                    By: Jeffery Bersh as Managing Member

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Management GP LLC
                                    By: Jeffery Bersh as Managing Member

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Jeffery Bersh

                                    /s/ Michael Wartell
                                    -------------------
                                    Michael Wartell

-----------------------------                       ----------------------------
CUSIP No.  832727101            SCHEDULE 13D        Page 13 of 13 Pages
-----------------------------                       ----------------------------

                                   SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK BY VENOR CAPITAL MASTER FUND LTD. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     --------------------

         12/03/09            (250,000)                       .31
         12/03/09          (1,550,000)                     .3359
         12/03/09            (100,000)                        .3
         12/03/09            (100,000)                       .31
         12/10/09            1,000,000                     .1362
         12/10/09              110,000                        .1
         12/11/09            1,290,000                     .1966
         12/11/09              100,000                       .22
         12/15/09          (1,200,000)                     .2066
         12/16/09            (800,000)                      .203
         12/23/09              255,000                     .2347
         12/24/09               70,000                     .2581
         12/28/09              200,000                     .3051
         12/29/09              120,000                      .276
         12/31/09              205,000                     .2785
         01/04/10              150,000                     .2884
         01/28/10            (750,000)                       .20
         01/29/10            (300,000)                       .22


* Excluding commissions.

                                    EXHIBIT 1
                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


     Dated: February 1, 2010

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Master Fund Ltd.
                                    By: Jeffery Bersh as Director

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Management LP
                                    By Venor Capital Management GP LLC as
                                       general partner
                                    By: Jeffery Bersh as Managing Member

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Venor Capital Management GP LLC
                                    By: Jeffery Bersh as Managing Member

                                    /s/ Jeffery Bersh
                                    -----------------
                                    Jeffery Bersh

                                    /s/ Michael Wartell
                                    -------------------
                                    Michael Wartell